

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 15, 2019

<u>**Via E-Mail**</u>

Kai E. Liekefett
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

> **Re: Texas Pacific Land Trust Inc.**
> **DEFA14A filed April 15, 2019**
> **DEFA14A filed April 15, 2019**
> **File No. 1-00737**

Dear Mr. Liekefett:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has the following comments on the filings listed above:

<u>DEFA14A filed April 15, 2019 – Letter to Shareholders dated April 15, 2019</u>

1. Refer to comment 1 in our prior letter dated April 9, 2019 and your response. In your response, you undertook to address the steps taken by and to be taken in future by the Trust regarding considering and possibly converting the Trust to a corporate structure. As you know, this is one of the steps advocated by the dissident group and the Trust's proxy statement appeared to indicate you are actively considering it. Despite your undertaking however, we do not believe the April 15, 2019 letter to shareholders addresses the issues raised in comment 1 in our April 9, 2019 letter. Although the April 15, 2019 letter to shareholders makes general statements regarding "evaluating all options" and "ways to continue creating value for shareholders" and touts General Cook's expertise as an expert in corporate governance, it does not specifically explain where the Trust is on a specific evaluation of the conversion to a corporation. Because this is a central theme of the dissident's campaign that would appear to be an important consideration in a shareholder's voting decision, and because we had previously asked you to address it in future soliciting materials and you undertook to do so, please revise to address promptly.

<u>DEFA14A filed April 15, 2019 – Investor (Slide) Presentation April 2019</u>

2. The cash and cash equivalents figure presented in the summary financial statements presented on page 27 do not appear to be GAAP financial measures. Also, it appears from footnote 1 on that page that you are including 2019 transactions as part of your historical 2018 cash balance number. Tell us why you believe this is appropriate under Rule 14a-9 or revise.

Please respond to these comments promptly. Direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions